July 26, 2017
Via EDGAR
Ms. Kristi Marrone
Staff Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:     Iron Mountain Incorporated
Form 10-K for the fiscal year ended December 31, 2016
Filed February 23, 2017
File No. 1-13045 (the “Form 10-K”)

Dear Ms. Marrone:
The purpose of this letter is to respond to your letter of July 14, 2017. For your convenience, the original staff comments have been repeated in bold typeface, followed by our responses. References within our responses to “the Company”, “we”, “us” or “our” refer to Iron Mountain Incorporated.
Form 10-K for the fiscal year ended December 31, 2016

Item 2. Properties, page 26

1.
As a lessor of storage facilities to customers, please tell us what consideration you gave to including a lease expiration table for the facilities related to your storage rental business, including (i) the number of tenants whose leases will expire by year, (ii) the total area in square feet covered by such leases, (iii) the annual rent represented by such leases and (iv) the percentage of gross annual rent represented by such leases.

Response:

1.
In preparing the Form 10-K, the Company considered the instructions within Regulation S-K, Subpart 229.102 (“Item 102”), which states that Item 102 requires registrants to disclose, “such information as reasonably will inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities by the registrant.”

Ms. Kristi Marrone
July 26, 2017

There are a number of factors specific to our storage rental contracts that significantly limit the information a lease expiration table would provide to our investors regarding the suitability, adequacy, productive capacity and extent of utilization of our facilities. Specifically, these factors, which are explained in the succeeding paragraphs, are (i) the nature of our storage rental customer contracts and (ii) the quantity and diversification of our customer contracts associated with our storage rental operations.
Nature of Our Customer Contracts
Our storage rental contracts with our customers are generally short-term in nature. Certain of our storage rental customer contracts are one year contracts that feature automatic renewals, while our longer-term storage rental contracts are generally between three to six years in duration. Despite the short-term nature of our contracts, we experience high rates of customer contract renewals in our storage rental business upon customer contract expiration. As disclosed in Item 1. Business in our Form 10-K, for each of the three years ended December 31, 2014, 2015 and 2016, the average annual volume reduction due to customers terminating their relationship with us was approximately 2%. Additionally, our contracts generally do not specify either (i) a fixed amount of storage space a customer’s records must occupy or (ii) a fixed contractual minimum with respect to the total volume or cost of storing our customers’ records. Rather, our customer contracts generally feature storage rental pricing on a per-unit basis.
Quantity and Diversification of Our Customer Contracts
As disclosed in Item 1. Business in our Form 10-K, as of December 31, 2016 we had over 230,000 customers in a variety of industries and no single customer accounted for more than 1% of our consolidated revenues in any of the years ended December 31, 2014, 2015 and 2016.
In addition to the factors described above specific to our storage rental customer contracts, the Company’s storage rental business operating model also significantly limits the information a lease expiration table would provide to our investors regarding the suitability, adequacy, productive capacity and extent of utilization of our facilities. The operating model for our storage rental business consists of storing customer records and information in our storage facilities through the rental of non-dedicated storage space. As disclosed within Item 1. Business in our Form 10-K, under our non-dedicated space operating model, our customers are allocated a certain amount of storage space in our storage facilities, but are generally not allocated a dedicated building or specific location within a particular building. In practice, we can, and sometimes will, for a variety of reasons, move records from one facility to another facility. In many instances, we may store customer records covered by a specific customer contract in several different facilities across our real estate portfolio. By providing non-dedicated storage space, we allow our customers to increase or decrease the volume of their physical storage over the life of the contract based upon the customer’s storage needs.

Ms. Kristi Marrone
July 26, 2017

As a result of these factors, specifically: (i) the nature of our storage rental customer contracts, which, generally, are short-term in nature, experience high rates of customer contract renewals upon customer contract expiration, do not specify a fixed minimum amount of storage space that a customer’s records must occupy, and feature storage rental pricing on a per-unit basis as opposed to fixed contractual minimums with respect to the total volume or cost of storing our customers’ records, (ii) the significant quantity and diversification of our customer contracts associated with our storage rental operations, and (iii) our non-dedicated storage rental space operating model, we do not assess the performance of our storage rental operations on a contract by contract basis, nor do we assess the suitability, adequacy, productive capacity and extent of utilization of our facilities on such basis, and, therefore, the Company does not believe that investors would find such information meaningful. Specifically, the Company believes that: (i) disclosure of the number of customers whose storage rental contracts will expire by year would not be meaningful to an investor given the nature of our storage rental contracts with our customers (in particular, the short-term nature of our customer contracts and the high rates of renewal we generally experience upon customer contract expiration) and the quantity and diversification of our customer contracts; and (ii) disclosure pertaining to the total area in square feet, total annual rent and percentage of gross annual rent covered by such customer contracts would not be practicable given the lack of a fixed contractual minimum with respect to the total volume or cost of storing our customers’ records in our customer contracts, as well as our storage rental business operating model, which consists of the rental of non-dedicated storage space.
We regularly assess the utilization of our overall real estate portfolio by (i) comparing the amount of racking that is being used to store customer materials to the capacity of the entire building assuming the building was fully racked (“Total Building Utilization”) and (ii) comparing the amount of racking that is being used to store customer materials to the capacity of the racking that has been installed in a building (“Total Racking Utilization”), as we note on page 8 of the Form 10-K. The Company believes that these Total Building Utilization and Total Racking Utilization metrics are better-suited to provide investors with an understanding of the suitability, adequacy, productive capacity and extent of utilization of our storage rental facilities. Accordingly, the Company will include within Item 2. Properties, beginning with our Form 10-K as of and for the year ending December 31, 2017, disclosure regarding the Total Building Utilization and Total Racking Utilization of our real estate portfolio related to our operating facilities.

Ms. Kristi Marrone
July 26, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Impairment of Tangible and Intangible Assets, page 42

2.
You indicate that for reporting units representing approximately 16% of your total goodwill balance as of December 31, 2016, the estimated fair value as of October 1, 2016 closely approximates carrying value. In future periodic filings for each reporting unit with an estimated fair value that is not significantly in excess its carrying value, please consider expanding your disclosure to provide a description of the key assumptions used in valuing the reporting units and a description of potential events or changes in circumstances that could reasonably be expected to have a negative impact on the estimated fair value of the reporting unit. Refer to Section V. in SEC Interpretive Release 33-8350.

Response:

2.
In future periodic filings, beginning with our Form 10-K as of and for the year ending December 31, 2017, we will expand upon our disclosures regarding certain of our reporting units for which the fair value of the reporting unit closely approximates the carrying value of such reporting unit. Our disclosure will include, for each reporting unit for which the fair value of the reporting unit did not significantly exceed the carrying value of such reporting unit: (i) the percentage by which the fair value of the reporting unit exceeded the reporting unit’s carrying value as of the most recent annual goodwill impairment review date, (ii) the amount of goodwill allocated to the reporting unit as of the most recent balance sheet date which is included in the filing, (iii) information pertaining to certain key assumptions used in valuing the reporting unit, and (iv) a description of potential events or changes in circumstances that could reasonably be expected to have a negative impact on the estimated fair value of the reporting unit.

Financial Instruments and Debt, page 65

3.
We note your fixed charge coverage ratio of 2.4x as of December 31, 2016 and 2015 as disclosed on page 68 and 116. Please tell us how this differs from the Ratio of Earnings to Fixed Charges, calculated as 1.4x in Exhibit 12.

Response:

3.
As disclosed on page 67 of the Form 10-K, on July 2, 2015, the Company entered into a credit agreement consisting of a revolving credit facility and a term loan (the “Credit Agreement”). The Credit Agreement, which was filed by the Company in a Form 8-K on July 6, 2015 in accordance with Items 1.01, Entry into a Material Definitive Agreement and 2.03, Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant, contains certain restrictive financial and operating covenants, including a fixed charge coverage ratio (the “Fixed Charge Coverage Ratio”).

Ms. Kristi Marrone
July 26, 2017

The Credit Agreement specifically defines how the financial and operating covenants contained within the Credit Agreement, including the Fixed Charge Coverage Ratio, are calculated. In the case of the Fixed Charge Coverage Ratio, the numerator of the calculation is income (loss) from continuing operations before interest expense, net, provision (benefit) for income taxes, depreciation and amortization and rent expense (or “EBITDAR”), adjusted for certain other items as permitted under the terms and conditions of the Credit Agreement, including, but not limited to: gain or loss on disposal/write-down of property, plant and equipment (excluding real estate), net; other (income) expense, net; gain on sale of real estate, net of tax; Recall Costs (as defined in the Form 10-K); and the pro forma effect of EBITDAR associated with certain completed acquisitions (“Pro Forma EBITDAR”). The denominator of the Fixed Charge Coverage Ratio is the sum of (i) interest expense (excluding interest expense associated with the amortization of deferred financing costs), (ii) rent expense, (iii) repayments of indebtedness (excluding indebtedness under the Credit Agreement) and (iv) the pro forma effect of rent expense associated with certain completed acquisitions (“Pro Forma Rent Expense”). Under the terms of the Credit Agreement, both the numerator and denominator in the Fixed Charge Coverage Ratio are calculated on a trailing twelve months basis. As of December 31, 2016, our Fixed Charge Coverage Ratio, calculated in accordance with its definition in the Credit Agreement, was 2.4 and exceeded the minimum allowable Fixed Charge Coverage Ratio permitted under the Credit Agreement of 1.5.
In accordance with Item 503(d) of Regulation S-K (“Item 503(d)”), the Company discloses within Exhibit 12 to each of our periodic filings our ratio of earnings to fixed charges (the “Ratio of Earnings to Fixed Charges”) based upon the definitions of earnings and fixed charges included in Item 503(d). The Company’s calculation of the numerator of the Ratio of Earnings to Fixed Charges is income from continuing operations before provision (benefit) for income taxes and gain on sale of real estate, adding (i) gain on sale of real estate (net of tax) and (ii) fixed charges (as defined in Item 503(d) and described below). The Company’s calculation of fixed charges (the denominator of the Ratio of Earnings to Fixed Charges) in accordance with Item 503(d) includes (i) interest expense, net and (ii) our estimate of the interest component of rent expense. As of December 31, 2016, our Ratio of Earnings to Fixed Charges, calculated in accordance with the instructions of Item 503(d), was 1.4.
The differences between the numerator of the Fixed Charge Coverage Ratio and the numerator of the Ratio of Earnings to Fixed Charges as of December 31, 2016 include, but are not limited to: (i) depreciation and amortization expenses, (ii) rent expense, (iii) other expense (income), net, (iv) gain/loss on disposal/write-down of property, plant and equipment (excluding real estate), net, and (v) Recall Costs (as defined in the Form 10-K), each of which are excluded from the calculation of the numerator of the Fixed Charge Coverage Ratio but are included in the numerator of the Ratio of Earnings to Fixed Charges, as well as Pro Forma EBITDAR, which is included in the calculation of the numerator of the Fixed Charge Coverage Ratio but excluded from the numerator of the Ratio of Earnings to Fixed Charges.

Ms. Kristi Marrone
July 26, 2017

The differences between the denominator of the Fixed Charge Coverage Ratio and the denominator of the Ratio of Earnings to Fixed Charges as of December 31, 2016 primarily relate to rent expense (excluding the interest portion of rent expense) and Pro Forma Rent Expense, which are included in the denominator for the Fixed Charge Coverage Ratio but excluded from the denominator of the Ratio of Earnings to Fixed Charges, and interest expense associated with the amortization of deferred financing costs, which is included in the denominator for the Ratio of Earnings to Fixed Charges but excluded from the denominator for the Fixed Charge Coverage Ratio.
Item 15. Exhibits and Financial Statements
Schedule III – Schedule of Real Estate and Accumulated Depreciation, page 159

4.
Please reconcile for us the gross carrying amount of real estate and accumulated depreciation to amounts provided elsewhere in your annual report. Additionally in future periodic filings, disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes in accordance with Rule 12-28 of Regulation S-X.

Response:

4.
As the Company notes within footnote 1 (“Footnote 1”) to our Schedule of Real Estate and Accumulated Depreciation (“Schedule III”) on page 166 of the Form 10-K, the information that the Company presents in Schedule III represents only the real estate assets (specifically, land, land improvements, buildings, building improvements and racking), and the associated accumulated depreciation of such real estate assets, associated with the 297 facilities that the Company owned as of December 31, 2016. The Company’s Schedule III in the Form 10-K excludes both (i) real estate assets (primarily racking) contained within the 1,146 leased facilities in our real estate portfolio as of December 31, 2016 and (ii) the value of capital leases for real estate assets that are classified as land, buildings and building improvements in our consolidated financial statements.

Ms. Kristi Marrone
July 26, 2017

The following table presents a reconciliation of the gross amount of real estate assets presented in Schedule III as of December 31, 2016, disclosed on page 165 of the Form 10-K, to the sum of the historical book value of land ($260,059), buildings and building improvements ($1,702,448), racking ($1,875,771) and construction in progress ($121,726) disclosed in Note 2.f. to Notes to Consolidated Financial Statements (“Note 2.f.”) on page 87 of the Form 10-K. A description of the reconciling items immediately follows the table.

Reconciliation of Gross Carrying Amount of Real Estate
	December 31, 2016
Gross Amount of Real Estate Assets Carried as of December 31, 2016 - As Reported on Schedule III	$2,427,540	(A)

Reconciling Items:
Book value of Racking included in leased facilities	$1,177,484	(1)
Book value of Capital leases	258,495	(2)
Book value of Construction in progress	96,485	(3)
Total Reconciling Items	$1,532,464	(B)

Gross Amount of Real Estate Assets as of December 31, 2016	$3,960,004	(A+B)

Sum of Land, Building, Building Improvements, Racking and Construction in Progress - As Reported in Note 2.f.	$3,960,004
Variance	—

Description of Reconciling Items

(1)
Represents the gross book value of racking installed in our 1,146 leased facilities, which is included in historical book value of racking in Note 2.f., but excluded from Schedule III, as disclosed in Footnote 1 to Schedule III.

(2)
Represents the gross book value of buildings and building improvements that are subject to capital leases, which are included in the historical book value of building and building improvements in Note 2.f., but excluded from Schedule III, as disclosed in Footnote 1 to Schedule III.

(3)
Represents the gross book value of non-real estate assets that are included in the historical book value of construction in progress assets in Note 2.f., but excluded from Schedule III, as such assets are not considered real estate associated with owned buildings. The historical book value of real estate assets associated with owned buildings that were related to construction in progress as of December 31, 2016 is included in Schedule III.

Ms. Kristi Marrone
July 26, 2017

The following table presents a reconciliation of the accumulated depreciation of real estate assets presented in Schedule III as of December 31, 2016, disclosed on page 165 of the Form 10-K, to the total accumulated depreciation for all property, plant and equipment presented on our Consolidated Balance Sheet as of December 31, 2016 (the “Consolidated Balance Sheet”) on page 80 of the Form 10-K. A description of the reconciling items immediately follows the table.

Reconciliation of Accumulated Depreciation
	December 31, 2016
Accumulated Depreciation of Real Estate Assets as of December 31, 2016 - As Reported on Schedule III	$808,481	(A)

Reconciling Items:
Accumulated Depreciation - Non-Real Estate Assets	$1,037,577	(1)
Accumulated Depreciation - Racking in leased facilities	543,825	(2)
Accumulated Depreciation - Capital leases	62,574	(3)
Total Reconciling Items	$1,643,976	(B)

Accumulated Depreciation as of December 31, 2016	$2,452,457	(A+B)

Accumulated Depreciation as of December 31, 2016 - As Reported on Consolidated Balance Sheet	$2,452,457
Variance	—

Description of Reconciling Items

(1)
Represents the accumulated depreciation of non-real estate assets as of December 31, 2016 that is included in the total accumulated depreciation of property, plant and equipment on our Consolidated Balance Sheet, but excluded from Schedule III as the assets to which this accumulated depreciation relates are not considered real estate assets associated with owned buildings.

(2)
Represents the accumulated depreciation of racking as of December 31, 2016 installed in our 1,146 leased facilities, which is included in total accumulated depreciation of property, plant and equipment on our Consolidated Balance Sheet, but excluded from Schedule III, as disclosed in Footnote 1 to Schedule III.

(3)
Represents the accumulated depreciation of buildings and building improvements as of December 31, 2016 that are subject to capital leases, which is included in the total accumulated depreciation of property, plant and equipment on our Consolidated Balance Sheet, but excluded from Schedule III, as disclosed in Footnote 1 to Schedule III.

Ms. Kristi Marrone
July 26, 2017

In future annual filings in which Schedule III is presented, beginning with our Form 10-K as of and for the year ending December 31, 2017, the Company will disclose, in an introductory paragraph to Schedule III: (i) the nature of the significant reconciling items between the gross carrying amount of real estate assets per Schedule III as of December 31, 2017 and the historical book value of real estate assets disclosed in our significant accounting policy footnote pertaining to property, plant and equipment (a component of Note 2 to Notes to Consolidated Financial Statements, Summary of Significant Accounting Policies) and (ii) the nature of the significant reconciling items between the accumulated depreciation of real estate assets per Schedule III as of December 31, 2017 and the total accumulated depreciation of property, plant and equipment per our Consolidated Balance Sheet as of December 31, 2017, in order to better inform users of our financial statements of the significant reconciling items between amounts reported in Schedule III and elsewhere in our annual report.
Additionally, in future annual filings in which Schedule III is presented, beginning with our Form 10-K as of and for the year ending December 31, 2017, the Company will disclose in a note to the “Gross amount carried at close of current period” column of Schedule III, the aggregate cost of our real estate assets for Federal income tax purposes as of the date Schedule III is presented, in accordance with Rule 12-28 of Regulation S-X.

Sincerely, IRON MOUNTAIN INCORPORATED

By:	/s/ Stuart B. Brown
Stuart B. Brown Executive Vice President and Chief Financial Officer